Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2024 Results

●
Delivered an outstanding year of growth and profitability. We finished 2024 on a strong note, with double-digit revenue growth and a 20.0% Adjusted EBITDA margin for Q4’24. Our strong execution of upmarket initiatives such as Fiverr Pro and Dynamic Matching, and our strategy to expand Services revenue as a key growth catalyst, allowed us to deliver results ahead of expectations.

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Introduced an open platform for first-of-its-kind Generative AI solutions for creators and customers: Fiverr Go is a human-centered AI platform that unites businesses, creative talent and AI developers all in one place. It leverages Fiverr’s massive first-party transaction data and creates a revolutionary platform that gives talent full control and pricing power over their AI counterparts.

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Announcing industry-first Freelancer Equity Program: The program is designed to reward high-performing Fiverr freelancers by granting ordinary shares of Fiverr based on their annual earnings growth on the platform. With this initiative, Fiverr is deepening its commitment to independent talent by giving top creators a real stake in our growth. Just as Fiverr Go empowers freelancers to scale like never before, this program ensures they’re not just shaping the future of work - they own a piece of it.

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Going upmarket continues to be a key focus: With the rollout of multi-tier subscription plans of Fiverr Pro, as well as the addition of Team Accounts for freelancers and agencies, we continue to focus on driving upmarket in terms of growing buyers with larger spending capacity as well as enabling larger sellers and more complex projects to transact on the platform.

●
Strong setup for 2025: Our guidance for 2025 implied double-digit revenue growth at the midpoint and continued steady progress toward our three-year targets laid out in 2024. We believe the strong momentum in Services revenue will serve as a short-term growth catalyst, while our investments in upmarket initiatives and AI will position us for long-term growth opportunities.

NEW YORK, February 19, 2025 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the fourth quarter and full year 2024. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We delivered strong results for 2024, finishing the year well ahead of our initial targets, with double-digit revenue growth and robust margins. We continue to focus on our upmarket initiatives while strategically expanding Services revenue to drive further growth. It has been a year of significant innovation and investment in AI. Our latest launch, the revolutionary and unique human-centered AI platform Fiverr Go, allows our talent community to build their own creation models, control their creative rights, and take their business to the next level,” said Micha Kaufman, founder and CEO of Fiverr. “We started off 2025 with significant momentum in our product pipeline, growth trajectory and investments, giving us confidence in the long-term opportunity ahead.”

"Throughout 2024 we successfully exceeded expectations on both top and bottom lines. Our ability to deliver growth, while showing continued discipline in driving profitability, demonstrates our steady progress towards achieving our Adjusted EBITDA and free cash flow three-year targets” said Ofer Katz, President and CFO of Fiverr. “We will continue to execute a thoughtful capital allocation strategy, balancing the need for growth as well as returning capital to shareholders. The guidance we gave for 2025 reflects our optimism as we expect to maintain momentum in Services revenue, continue upmarket investments, and lead in AI innovation.”

Fourth Quarter 2024 Financial Highlights

●	Revenue in the fourth quarter of 2024 was $103.7 million, compared to $91.5 million in the fourth quarter of 2023, an increase of 13.3% year over year.
●	Marketplace revenue in the fourth quarter of 2024 was $73.5 million, compared to $76.6 million in the fourth quarter of 2023, representing a decline of 4.0% year over year.
●	Annual active buyers[1] as of December 31, 2024 was 3.6 million, compared to 4.0 million as of December 31, 2023, a decline of 10% year over year.
●	Annual spend per buyer[1] as of December 31, 2024 reached $302, compared to $278 as of December 31, 2023, an increase of 9% year over year.
●	Marketplace take rate[1] for the period ended December 31, 2024 was 27.6%, up from 27.4% for the period ended December 31, 2023, an increase of 20 basis points year over year.
●	Services revenue in the fourth quarter of 2024 was $30.2 million, compared to $14.9 million in the fourth quarter of 2023, representing an increase of 102.1% year over year.
●
GAAP gross margin in the fourth quarter of 2024 was 80.5%, a decrease of 260 basis points from 83.1% in the fourth quarter of 2023. Non-GAAP gross margin[1] in the fourth quarter of 2024 was 84.0%, a decrease of 60 basis points from 84.6% in the fourth quarter of 2023.

●
GAAP net income in the fourth quarter of 2024 was $12.8 million, or $0.36 basic net income per share and $0.33 diluted net income per share, compared to $4.7 million net income, or $0.12 basic and diluted net income per share in the fourth quarter of 2023.

●
Non-GAAP net income[1] in the fourth quarter of 2024 was $24.9 million, or $0.70 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], compared to $23.1 million non-GAAP net income[1], or $0.60 basic non-GAAP net income per share[1] and $0.56 diluted non-GAAP net income per share[1], in the fourth quarter of 2023.

●	Net cash provided by operating activities in the fourth quarter of 2024 was $30.0 million, compared to $27.5 million in the fourth quarter of 2023, an increase of 9.0% year over year.
●	Free cash flow[1] in the fourth quarter of 2024 was $29.6 million, compared to $27.4 million in the fourth quarter of 2023, an increase of 8.1% year over year.
●
Adjusted EBITDA[1] in the fourth quarter of 2024 was $20.7 million, compared to $16.1 million in the fourth quarter of 2023. Adjusted EBITDA margin[1] was 20.0% in the fourth quarter of 2024, compared to 17.6% in the fourth quarter of 2023, representing a 240 basis points improvement year over year.

Full Year 2024 Financial Highlights

●	Revenue in 2024 was $391.5 million, compared to $361.4 million in 2023, an increase of 8.3% year over year.
●	Marketplace revenue in 2024 was $303.1 million, compared to $307.0 million in 2023, representing a decline of 1.3% year over year.
●	Services revenue in 2024 was $88.4 million, compared to $54.4 million in 2023, representing an increase of 62.5% year over year.
●	GAAP gross margin in 2024 was 82.0%, a decrease of 90 basis points from 82.9% in 2023. Non-GAAP gross margin[1] in 2024 was 84.3%, a decrease of 20 basis points from 84.5% in 2023.
●
GAAP net income in 2024 was $18.2 million, or $0.49 basic net income per share and $0.48 diluted net income per share, compared to a net income of $3.7 million, or $0.10 basic net income per share and $0.09 diluted net income per share in 2023.

●
Non-GAAP net income[1] in 2024 was $95.1 million, or $2.57 basic Non-GAAP net income per share[1] and $2.38 diluted Non-GAAP net income per share[1], compared to $80.4 million, or $2.11 basic Non-GAAP net income per share[1] and $1.95 diluted Non-GAAP net income per share[1], in 2023.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

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Net cash provided by operating activities in 2024 was $83.1 million. Net cash provided by operating activities, excluding one-time escrow payment for contingent consideration of $12.2 million, was $95.3 million in 2024, compared to $83.2 million in 2023.

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Free cash flow[1] in 2024 was $81.7 million. Free cash flow[1], excluding one-time escrow payment for contingent consideration of $12.2 million, was $93.9 million in 2024 compared to $82.1 million in 2023, an increase of 14.3% year over year.

●	Adjusted EBITDA in 2024 was $74.2 million, compared to $59.2 million in 2023. Adjusted EBITDA margin was 19.0% in 2024, an increase of 260 basis points from 16.4% in 2023.

Financial Outlook

Our Q1’25 and full-year 2025 guidance reflect the recent trends in our marketplace.

	Q1 2025	FY 2025
Revenue	$103.5 - $108.5 million	$422.0 - $438.0 million
y/y growth	11% - 16% y/y growth	8% - 12% y/y growth
Adjusted EBITDA(1)	$18.0 - $20.0 million	$82.0 - $90.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, February 19, 2025, at 8:00 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please register using the link here.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, around 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skill categories, ranging from AI to programming and 3D design, digital marketing to content creation, and from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, reading our blog, and following us on Instagram, X, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Jenny Chang
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2024	2023
	(Audited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$133,472	$183,674
Marketable securities	288,947	147,806
User funds	153,309	151,602
Bank deposits	144,843	85,893
Restricted deposit	1,315	1,284
Other receivables	34,198	24,217
Total current assets	756,084	594,476

Long-term assets:
Marketable securities	122,009	328,332
Property and equipment, net	4,271	4,735
Operating lease right of use asset	5,122	6,720
Intangible assets, net	41,882	10,722
Goodwill	110,218	77,270
Other non-current assets	30,388	1,349
Total long-term assets	313,890	429,128

TOTAL ASSETS	$1,069,974	$1,023,604

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$5,533	$5,494
User accounts	141,691	142,203
Deferred revenue	20,090	11,047
Other account payables and accrued expenses	57,167	44,110
Operating lease liabilities	2,608	2,571
Convertible notes, net	457,860	-
Total current liabilities	684,949	205,425

Long-term liabilities:
Convertible notes, net	-	455,305
Operating lease liabilities	2,747	4,482
Other non-current liabilities	19,628	2,618
Total long-term liabilities	22,375	462,405

TOTAL LIABILITIES	$707,324	$667,830

Shareholders' equity:
Share capital and additional paid-in capital	727,176	640,846
Accumulated deficit	(366,193)	(284,358)
Accumulated other comprehensive income (loss)	1,667	(714)
Total shareholders' equity	362,650	355,774

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,069,974	$1,023,604

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Audited)
Revenue	$103,666	$91,502	$391,481	$361,375
Cost of revenue	20,201	15,473	70,566	61,846
Gross profit	83,465	76,029	320,915	299,529

Operating expenses:
Research and development	22,329	22,054	90,241	90,720
Sales and marketing	45,232	39,767	171,678	161,208
General and administrative	21,782	15,816	74,814	62,710
Total operating expenses	89,343	77,637	336,733	314,638
Operating loss	(5,878)	(1,608)	(15,818)	(15,109)
Financial income (expenses), net	5,662	6,914	27,706	20,163
Income (loss) before taxes on income	(216)	5,306	11,888	5,054
Tax benefit (taxes on income)	13,054	(605)	6,358	(1,373)
Net income attributable to ordinary shareholders	$12,838	$4,701	$18,246	$3,681
Basic net income per share attributable to ordinary shareholders	$0.36	$0.12	$0.49	$0.10
Basic weighted average ordinary shares	35,658,287	38,501,155	36,984,757	38,066,203
Diluted net income per share attributable to ordinary shareholders	$0.33	$0.12	$0.48	$0.09
Diluted weighted average ordinary shares	38,947,644	39,286,967	37,840,154	39,151,047

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Uaudited)		(Audited)
Cash flows from operating activities:
Net income	$12,838	$4,701	18,246	$3,681
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,328	1,287	10,476	5,987
Amortization of premium and accretion of discount of marketable securities, net	(1,647)	(1,841)	(4,753)	(730)
Amortization of discount and issuance costs of convertible notes	640	637	2,555	2,541
Shared-based compensation	18,020	16,792	73,942	68,698
Exchange rate fluctuations and other items, net	166	(214)	226	71
Impairment of lease ROU asset	-	211	-	211
Revaluation of Earn-out	3,059	(570)	3,202	(570)
Changes in assets and liabilities:
User funds	6,017	8,880	(1,707)	(8,582)
Operating lease ROU assets and liabilities	89	358	(104)	(205)
Other receivables	(12,250)	3,379	(18,316)	(2,877)
Trade payables	2,653	2,099	(409)	(3,195)
Deferred revenue	484	(1,989)	2,275	(306)
User accounts	(6,597)	(7,140)	(512)	9,171
Payment of earn out	(843)	-	(843)	-
Escrow payment for contingent consideration	-	-	(12,168)	-
Account payable, accrued expenses and other	1,098	752	7,967	8,232
Non-current liabilities	1,979	207	2,991	1,059
Net cash provided by operating activities	30,034	27,549	83,068	83,186

Investing Activities:
Investment in marketable securities	(56,606)	(46,394)	(87,340)	(309,155)
Proceeds from maturities of marketable securities	25,361	40,780	159,216	273,186
Investment in short-term bank deposits	(20,007)	-	(66,357)	-
Proceeds from short-term bank deposits	-	31,245	8,213	46,858
Acquisition of business, net of cash acquired	(383)	-	(39,738)	-
Acquisition of intangible asset	(1,106)	-	(1,106)	-
Purchase of property and equipment	(326)	(135)	(1,303)	(1,053)
Capitalization of internal-use software	(83)	(3)	(103)	(60)
Other receivables and non-current assets	-	-	(300)	-
Net cash provided by (used in) investing activities	(53,150)	25,493	(28,818)	9,776

Financing Activities
Repurchases of ordinary shares	-	-	(100,081)	-
Proceeds from exercise of share options	989	364	3,349	2,765
Payment of earn out	(4,357)	-	(4,357)	-
Proceeds from (payments of) withholding tax related to employees' exercises of share options and RSUs	879	163	859	87
Repayment of debt to previous shareholder of the acquired business	-	-	(3,992)	-
Net cash provided by (used in) financing activities	(2,489)	527	(104,222)	2,852

Effect of exchange rate fluctuations on cash and cash equivalents	(168)	220	(230)	(29)

Increase (decrease) in cash, cash equivalents	(25,773)	53,789	(50,202)	95,785
Cash, cash equivalents at the beginning of period	159,245	129,885	183,674	87,889
Cash and cash equivalents at the end of period	$133,472	$183,674	133,472	$183,674

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Marketplace Revenue	$73,510	$76,583	$303,069	$306,981
Annual Active Buyers	3,630	4,027	3,630	4,027
Annual Spend per Buyer	$302	$278	$302	$278
Marketplace Take Rate	27.6%	27.4%	27.6%	27.4%

Services Revenue	$30,156	$14,919	$88,412	$54,394
Total Revenue	$103,666	$91,502	$391,481	$361,375

1.	Except for Annual Spend per Buyer and Marketplace Take Rate.

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	FY 2023	FY 2024
	(Uaudited)					(Audited)	(Audited)
GAAP gross profit	$76,029	$78,076	$78,639	$80,735	$83,465	$299,529	$320,915
Add:
Share-based compensation	633	678	499	514	445	2,497	2,136
Depreciation and amortization	709	613	791	2,415	3,198	3,253	7,017
Earn-out revaluation, acquisition related costs and other	-	-	-	11	17	-	28
Non-GAAP gross profit	$77,371	$79,367	$79,929	$83,675	$87,125	$305,279	$330,096
Non-GAAP gross margin	84.6%	84.9%	84.4%	84.0%	84.0%	84.5%	84.3%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET
INCOME PER SHARE
(In thousands, except share and per share data)

	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	FY 2023	FY 2024
	(Uaudited)					(Audited)	(Audited)
GAAP net income attributable to ordinary shareholders	$4,701	$788	$3,267	$1,353	$12,838	$3,681	$18,246
Add:
Depreciation and amortization	1,287	1,150	1,606	3,392	4,328	5,987	10,476
Share-based compensation	16,792	19,020	18,438	18,464	18,020	68,698	73,942
Earn-out revaluation, acquisition related costs and other	(359)	9	109	1,273	4,240	(359)	5,631
Convertible notes amortization of discount and issuance costs	637	637	638	640	640	2,541	2,555
Taxes on income related to non-GAAP adjustments	-	-	(71)	(290)	(16,249)	-	(16,610)
Exchange rate (gain)/loss, net	42	128	(156)	(221)	1,108	(131)	859
Non-GAAP net income	$23,100	$21,732	$23,831	$24,611	$24,925	$80,417	$95,099
Weighted average number of ordinary shares - basic	38,501,155	38,756,151	38,089,060	35,435,532	35,658,287	38,066,203	36,984,757
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.60	$0.56	$0.63	$0.69	$0.70	$2.11	$2.57

Weighted average number of ordinary shares - diluted	41,440,827	41,758,840	40,909,724	38,359,853	38,947,644	41,304,907	39,994,015
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.56	$0.52	$0.58	$0.64	$0.64	$1.95	$2.38

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	FY 2023	FY 2024
	(Uaudited)					(Audited)	(Audited)
GAAP net income	$4,701	$788	$3,267	$1,353	$12,838	$3,681	$18,246
Add:
Financial expenses (income), net	(6,914)	(6,661)	(8,502)	(6,881)	(5,662)	(20,163)	(27,706)
Tax benefit (taxes on income)	605	1,713	2,931	2,052	(13,054)	1,373	(6,358)
Depreciation and amortization	1,287	1,150	1,606	3,392	4,328	5,987	10,476
Share-based compensation	16,792	19,020	18,438	18,464	18,020	68,698	73,942
Earn-out revaluation, acquisition related costs and other	(359)	9	109	1,273	4,240	(359)	5,631
Adjusted EBITDA	$16,112	$16,019	$17,849	$19,653	$20,710	$59,217	$74,231
Adjusted EBITDA margin	17.6%	17.1%	18.9%	19.7%	20.0%	16.4%	19.0%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	FY 2023	FY 2024
	(Uaudited)					(Audited)	(Audited)
GAAP research and development	$22,054	$23,633	$21,855	$22,424	$22,329	$90,720	$90,241
Less:
Share-based compensation	5,836	6,836	5,897	5,273	5,563	24,310	23,569
Depreciation and amortization	191	201	193	190	247	799	831
Earn-out revaluation, acquisition related costs and other	-	-	-	700	(672)	-	28
	$16,027	$16,596	$15,765	$16,261	$17,191	$65,611	$65,813

GAAP sales and marketing	$39,767	$42,152	$41,324	$42,970	$45,232	$161,208	$171,678
Less:
Share-based compensation	3,166	3,436	3,389	3,605	3,162	13,304	13,592
Depreciation and amortization	309	264	553	721	770	1,601	2,308
Earn-out revaluation, acquisition related costs and other	-	-	-	67	1,811	-	1,878
Non-GAAP sales and marketing	$36,292	$38,452	$37,382	$38,577	$39,489	$146,303	$153,900

GAAP general and administrative	$15,816	$16,451	$17,764	$18,817	$21,782	$62,710	$74,814
Less:
Share-based compensation	7,157	8,070	8,653	9,072	8,850	28,587	34,645
Depreciation and amortization	78	72	69	66	113	334	320
Earn-out revaluation, acquisition related costs and other	(359)	9	109	495	3,084	(359)	3,697
Non-GAAP general and administrative	$8,940	$8,300	$8,933	$9,184	$9,735	$34,148	$36,152

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	FY 2023	FY 2024
	(Uaudited)					(Audited)	(Audited)
Net cash provided by operating activities	$27,549	$21,196	$20,971	$10,867	$30,034	$83,186	$83,068
Purchase of property and equipment	(135)	(378)	(309)	(290)	(326)	(1,053)	(1,303)
Capitalization of internal-use software	(3)	(20)	-	-	(83)	(60)	(103)
Free cash flow	$27,411	$20,798	$20,662	$10,577	$29,625	$82,073	$81,662

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts. We updated the definitions of annual active buyers, GMV, annual spend per buyer and marketplace take rate to align our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics will now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as a net cash provided by operating activities less capital expenditures.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities.  In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA to net income (loss), the nearest comparable GAAP measure, and Adjusted EBITDA margin guidance for the first quarter of 2025, the fiscal year ending December 31, 2025, or the period ending December 31, 2027, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. We are also not able to provide a reconciliation of free cash flow guidance for the fiscal year ended December 31, 2025, or the three year period from 2024-2027 to cash from operating activities, the nearest comparable GAAP measure, because certain items that are reflected in free cash flow cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA and Adjusted EBITDA margin, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, and in the case of free cash flow, we are unable to forecast property and equipment purchases and capitalized software costs, in each case, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our long term targets and expectations, our business plans and strategy, the growth of our business, AI services and developments, our product portfolio and features, our freelancer equity program, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.